Exhibit 99.2

Management’s discussion and analysis of Liminal BioSciences Inc.

For the quarter and nine months ended September 30, 2021

Management’s Discussion & Analysis

for the quarter ended September 30, 2021

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand the operations, financial performance and results of operations of Liminal BioSciences Inc. (“Liminal” or “the Company”), as well as the Company’s present and future business environment. This MD&A has been prepared as of November 15, 2021 and should be read in conjunction with Liminal’s unaudited condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2021. Additional information related to the Company, including the Company’s Annual Report on Form 20-F, or the Annual Report, is available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan”, “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding the Company, including our business, operations, prospects and risks at a point in time in the context of historical and potential future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements provided in this MD&A include, without limitation, statements in respect to:

•

the impact of the COVID-19 pandemic and its ongoing effects on our employees, operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	our ability to reduce cash burn;
•	our ability to obtain required regulatory approvals;

•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our drug discovery, preclinical and clinical trials;
•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our ability to secure manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs and risks associated with cybersecurity;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	our ability to secure insurance coverage;
•	general changes in economic or market conditions; and
•	volatility of our share price.

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. You should refer to such “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified period or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A may contain market data and industry forecasts that were obtained from industry publications. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Corporate Overview

Program Overview

We are a biopharmaceutical company focused on the discovery and development of novel small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, FFAR1 (also known as G-protein-coupled receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs. In pre-clinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis.

In December 2020, we initiated a Phase 1 clinical trial to evaluate multiple ascending doses, or MAD, of fezagepras in healthy volunteers. Fezagepras has shown in preclinical models to be an anti-inflammatory and anti-fibrotic agent. We have completed the clinical phase of the Phase 1 MAD clinical trial and are in the process of evaluating the complete pharmacokinetic, or PK, data set from the Phase 1 MAD clinical trial and expect to complete this before the end of the fourth quarter of 2021. The Company anticipates updating the market on any further development plans for fezagepras during the first quarter of 2022.

As part of our drug discovery platform, we are developing a selective GPR84 antagonist candidate that we believe could be used as monotherapy or in combination with other approved drugs. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Inhibition of GPR84 can inhibit neutrophil and macrophage migration and reduce cytokine release. Our GPR84 antagonist program is currently at the preclinical stage. Pending the outcome of our preclinical research, and successful nomination of a preclinical drug candidate, we plan to initiate a preclinical Investigational New Drug, or IND, enabling program to support a first-in-human Phase 1 single ascending dose clinical trial of such GPR-84 drug candidate in healthy volunteers for safety and tolerability.

We are also developing an oral, selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist discovery program is currently at the preclinical stage. Pending the outcome of our preclinical research, and successful nomination of a preclinical drug candidate, we plan to initiate a preclinical IND enabling program to support a first-in-human Phase 1 single ascending dose clinical trial of our OXER1 drug candidate in healthy volunteers for safety and tolerability.

Recent Developments

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On September 28, 2021, our subsidiary Prometic Biotherapeutics Inc., or PBT, closed the sale of its Priority Review Voucher, or PRV, for USD 105.0 million. Under the terms of the previously announced Share Purchase Agreement entered into with Kedrion S.p.A., or Kedrion, the consideration received by Liminal for the PRV sale was seventy percent (70%) of the net proceeds and PBT paid Prometic Bioproduction Inc., or PBP, which is owned by Kedrion, $39.5 million, representing thirty percent (30%) of the net proceeds it received from the sale of the PRV, in compensation for past research and development services.

-	On October 12, 2021, we amended the Company’s articles of incorporation changing our registered office from the province of Québec to the province of Ontario.
-

On October 15, 2021, we closed the sale of the remainder of our plasma-derived therapeutics business, also known as the “Second Closing”, under the terms of the Share Purchase Agreement entered into with Kedrion. This sale included the Ryplazim® (plasminogen, human-tvmh) or Ryplazim® business operated through PBT, the holder of the biological license application, or BLA, for Ryplazim®. The consideration received by Liminal upon the Second Closing was USD 5.5 million, subject to adjustments. Under the terms of the Share Purchase Agreement, PBT paid PBP USD 5.0 million in consideration for services to be received from PBP. Liminal has generated total consideration from the divestment of its plasma-derived therapeutics business, including the sale of the PRV, PBT, PBP and its plasma collection centres, net of payments that were made to third parties, including PBP, of approximately USD 100.2 million.

Impact of the Ongoing COVID-19 Pandemic on Our Business

We have implemented business continuity plans designed to address and mitigate the impact of the ongoing COVID-19 pandemic on our employees and our business. While we are not experiencing financial impacts at this time, given the periods of global economic slowdown, the overall disruption of global healthcare systems and the other ongoing risks and uncertainties associated with the pandemic, any adverse effects on our business, financial condition, results of operations and growth prospects could be material. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans and response strategy. We are prioritizing the health and safety of our employees and those involved with our clinical trials, and we have implemented social distancing measures in our research laboratories, have a significant part of our workforce working from home, have implemented a progressive return to the office for our employees, and have implemented employee support programs, travel bans, business continuity plans and risk assessment and mitigation strategies.

The partial disruption caused by the COVID-19 pandemic may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews and business development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of healthy subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues from continuing operations include royalties and rental revenues.

Research and development expenses

Research and development, or R&D, expenses comprise the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation, depreciation expense on right-of-use and other assets and other operating expenses involved in R&D activities. Government grants recognized in relation to these R&D expenditures are also included under this caption.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our finance, human resources, business development, legal and information technology support functions. It also comprises professional fees such as legal, accounting, audit and taxation advisory fees and operating expenses such as insurance costs including directors and officers insurance, office expenses, travel costs and government grants pertaining to the administration activities.

Loss on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from long-term debt, lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability.

Discontinued operations

We completed the sale of the assets in our former plasma-derived therapeutics segment during the period spanning from May to October 2021, which included the sale of our plasma collection business which was operated by our former subsidiaries Prometic Plasma Ressources Inc. (“PPR”) and Prometic Plasma Ressources USA Inc. (“PPR USA”), and the sale of our Ryplazim® business, which were conducted by our former subsidiaries PBP and PBT. Separately, the operations of a smaller subsidiary, Prometic Biotherapeutics Ltd which was also part of our plasma-derived therapeutics segment has ceased its research and development activities relating to plasminogen during the quarter ended June 30, 2021. Refer to note 3 of the condensed interim financial statements for the quarter and nine months ended September 30, 2021 for the full details.

The revenues and costs relating to these activities were reclassified and presented retrospectively in the consolidated statements of operations for all the periods presented in this MD&A.

Also, following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, the prior periods results from those operations were similarly restated and presented as discontinued operations.

Operating Results

The consolidated statement of operations for the quarter and nine months ended September 30, 2021 compared to those of the corresponding periods in 2020 are presented in the following table.

	Quarter ended September 30,			Nine months ended September 30,
	2021	2020	Change	2021	2020	Change
Revenues	$170	$202	$(32)	$405	$440	$(35)

Expenses
Research and development expenses	4,973	3,285	1,688	13,808	11,281	2,527
Administration, selling and marketing expenses	9,420	7,534	1,886	26,108	25,114	994
Impairments	—	—	—	341	—	341
Gain on foreign exchange	(1,316)	(97)	(1,219)	(1,623)	(689)	(934)
Finance costs	1,876	754	1,122	4,709	1,278	3,431
Loss on extinguishments of liabilities	11	—	11	11	—	11
Change in fair value of financial instruments measured at fair value through profit or loss	(5,080)	—	(5,080)	(6,636)	—	(6,636)
Net loss from continuing operations before taxes	$(9,714)	$(11,274)	$1,560	$(36,313)	$(36,544)	$231
Current income tax recovery from continuing operations	—	—	—	-	(144)	144
Net loss from continuing operations	$(9,714)	$(11,274)	$1,560	$(36,313)	$(36,400)	$87
			-
Discontinued operations			-
Gain on sale of subsidiaries	129,839	—	129,839	140,537	—	140,537
Net loss from discontinued operations, net of taxes	(37,865)	(12,019)	(25,846)	(74,946)	(42,366)	(32,580)
Total income (loss) from discontinued operations	$91,974	$(12,019)	$103,993	$65,591	$(42,366)	$107,957
Net income (loss)	$82,260	$(23,293)	$105,553	$29,278	$(78,766)	$108,044

Net (loss) income attributable to:
Non-controlling interests continuing operations	83	(195)	278	(594)	(564)	(30)
Owners of the parent
- Continuing operations	(9,797)	(11,079)	1,282	(35,719)	(35,836)	117
- Discontinued operations	91,974	(12,019)	103,993	65,591	(42,366)	107,957
	$82,177	$(23,098)	$105,275	$29,872	$(78,202)	$108,074
Net loss	$82,260	$(23,293)	$105,553	$29,278	$(78,766)	$108,044

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.33)	$(0.47)	$0.14	$(1.19)	$(1.53)	$0.34
From discontinued operations	3.07	(0.51)	3.58	2.19	(1.80)	3.99
	$2.74	$(0.98)	$3.72	$1.00	$(3.33)	$4.33
Weighted average number of outstanding shares (in thousands)	29,944	23,591	6,353	29,944	23,466	6,478

For the quarters and nine months ended September 30, 2021 and 2020, the loss from discontinued operations comprises the results from the plasma collection activities and the entities related to the Ryplazim® business, including the sales, cost of sales, R&D and administration expenses.

Continuing Operations analysis

Revenues

Following the reclassification of the results of the plasma collection activities as discontinued operations, revenues include nominal amounts of royalty and rental revenues. For the nine months ended September 30, 2021 and 2020, revenues have remained stable.

Research and development expenses (R&D)

R&D expenses increased by $2.5 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020. The increase was mainly due to an increase in third party clinical trial expenses of $2.6 million due to the fezagepras MAD Phase 1 clinical trial, an increase in third party preclinical studies expenses of $0.7 million, as well as increases in consulting fees and amortization expense for intangibles. These increases were partially offset by a decrease in share-based compensation expense of $1.9 million (explained below). R&D expenses increased by $1.7 million during the quarter ended September 30, 2021 compared to the corresponding period in 2020 mainly due to an increase in clinical trial, preclinical and intangible amortization expenses of $0.5 million, $0.3 million and $0.4 million, respectively, and a decrease in government grants of $0.3 million. This was partially offset by a decrease in share-based payment expense of $0.5 million and other operating expenses.

Administration expenses

Administration expenses increased by $1.0 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020, which was mainly attributable to an increase in directors and officers insurance cost of $1.4 million, a decrease in government grants of $0.7 million, and an increase in salaries and other benefits due principally to increases in bonus and termination benefit expenses. These elements were partially offset by a decrease in consulting fees of $1.4 million and a decrease in share-based payment expenses of $0.8 million (explained below). Administration expenses increased by $1.9 million during the quarter ended September 30, 2021 compared to the corresponding period in 2020 due to higher directors and officers insurance expense, increases in bonus and termination benefit expenses and a reduction in government grants. These increases were partially offset by a decrease in consulting fees.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units, or RSU, issued to employees and board members. The table shows the share-based payments expense for both continuing and discontinued operations and where the expense has been recorded in the consolidated statements of operations.

	Quarter ended September 30,			Nine months ended September 30,
	2021	2020	Change	2021	2020	Change
Research and development expenses	$290	$742	$(452)	$727	$2,662	$(1,935)
Administration, selling and marketing expenses	1,472	1,455	17	3,345	4,151	(806)
Loss from discontinued operations	—	198	(198)	(444)	383	(827)
	$1,762	$2,395	$(633)	$3,628	$7,196	$(3,568)

Share-based payments expense for the quarter and nine months ended September 30, 2021 decreased by $0.6 million and $3.6 million, respectively, compared to the corresponding periods in 2020, mainly due to the general reduction in the number of employees, including employees leaving the Liminal group as part of our divestiture of the plasma-derived therapeutics segment. This has resulted in an increase in forfeitures and thus a reduction in expense, as well as a reduction in the number of options granted to date in 2021. Also, the impact of the repricing of stock options that took place during the second quarter of 2020 was higher since some of the repriced stock options were vested and the repricing expense relating to those vested options was immediately recognized.

Finance costs

Finance costs for continuing operations increased by $1.1 million and $3.4 million during the quarter and the nine months ended September 30, 2021 compared to the corresponding periods in 2020, respectively reflecting the increase in our level of indebtedness following the issuance of the secured convertible debentures in July 2020 and of the second term loan in September 2020, as we drew down our full line of credit with Structured Alpha LP, or SALP.

Net loss from continuing operations

The net loss from continuing operations, net of taxes decreased by $1.6 million during the quarter ended September 30, 2021 compared to the corresponding period of 2020 mainly due to a favorable foreign exchange variance of $1.2 million and a favorable change in fair value of the warrant liability which is measured at fair value through profit and loss of $5.1 million. These were partially offset by an increase in, R&D, administration and finance costs of $1.7 million, $1.9 million and $1.1 million, respectively as explained above. The net loss from continuing operations, net of taxes decreased slightly by $0.2 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020. The gain on the change in fair value of the warrant liability of $6.6 million was essentially offset by increases in finance costs of $3.4 million and in R&D expenses of $2.5 million.

Discontinued Operations analysis

Gain on sale of subsidiaries

During the quarter and nine months ended September 30, 2021, we recorded a gain on the sale of our subsidiaries that were part of the plasma-derived therapeutics segment of $129.8 million and $140.5 million, respectively. The gain in the current quarter reflects the closing of the sale of the PRV and PBP during this period while the gain for the nine months ended September 30, 2021 also reflects the sale of the plasma collection business and the gain resulting from an option agreement which granted Kedrion the right to acquire the Ryplazim® business which were recognized during the quarter ended June 30, 2021.

	Quarter ended September 30, 2021	Nine months ended September 30, 2021
Sale of plasma collection business
Proceeds received	$744	$13,570
Less:
Carrying amount of net assets sold	—	10,849
Transaction costs	—	204
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	(44)
Gain on sale of plasma collection business	744	2,561

Sale of Ryplazim® business
Proceeds received	143,966	153,050
Less:
Carrying amount of net assets sold	12,804	12,804
Transaction costs	2,067	2,270
Gain on sale of Ryplazim® business	129,095	137,976
Gain on sale of subsidiaries, net of income taxes $nil	$129,839	$140,537

Results from discontinued operations

	Quarter ended September 30,			Nine months ended September 30,
	2021	2020	Change	2021	2020	Change
Plasma-derived therapeutics segment:
Revenues	$—	$437	$(437)	$949	$1,842	$(893)

Expenses
Cost of sales and other production expenses	9	409	$(400)	1,465	1,513	(48)
Research and development expenses 1)	37,672	9,160	$28,512	70,027	33,984	36,043
Administration expenses	140	1,425	$(1,285)	2,330	4,368	(2,038)
Impairment	22	—	$22	22	—	22
Gain on foreign exchange	2	(20)	$22	(136)	(21)	(115)
Finance costs	20	1,482	$(1,462)	2,186	4,440	(2,254)
Gain on extinguishment of liabilities	—	—	$—	—	(79)	79
Current income taxes	—	—	$—	1	3	(2)
Loss from discontinued operations, net of income taxes	$(37,865)	$(12,019)	$(25,846)	$(74,946)	$(42,366)	$(32,580)

The loss from discontinued operations, net of income taxes, for the quarter ended September 30, 2021 was $37.9 million, an increase of $25.8 million compared to the corresponding period in 2020. The R&D expenses for the quarter ended September 30, 2021 included nine days of operations of PBP, since it was sold on July 9, 2021, a payment PBT made to PBP, which is now under Kedrion’s ownership, of $39.5 million, representing thirty percent (30%) of the net PRV proceeds, for past R&D services PBP provided to PBT and a partially offsetting gain of $2.5 million recognized on the reduction of our lease liability. The reduction in lease liability has arisen from the term of the lease having been reduced since we gave a notice of early termination of a master agreement entered with a contract development and manufacturing organization, or CDMO, reducing the term of the contract by 3.8 years. In the quarter ended September 30, 2020, we had R&D operations in PBP, PBT and also some R&D costs in the plasma collection centers for the entire quarter.

The loss from discontinued operations, net of income taxes, for the nine months ended September 30, 2021 increased by $32.6 million compared to the corresponding period in 2020. In addition to the elements explained above, the increase in the 2021 year-to-date loss is also affected by the recording of a provision for an onerous contract of $22.1 million, relating to a contract we have with a CDMO, which is no longer required as a result of the plasma-derived therapeutic segment divestment. In addition to PBP operating costs only being included until the beginning of July 2021, the R&D costs were lower in the current nine month period namely due to a reduction in production as we awaited the outcome of the FDA review of our BLA and of our efforts to sell these businesses, along with a reduction in costs incurred compared to 2020 when we were preparing for the refiling of the BLA and since our R&D facility in Rockville, MD closed at the end of 2020.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$170	$25	$210	$284	$202	$36	$202	$34
R&D expenses	4,973	3,951	4,884	2,953	3,285	3,981	4,015	5,301
Administration expenses	9,420	8,551	8,137	7,505	7,534	8,503	9,077	6,998

Element attributable to the owners of the parent:
Net loss from continuing operations	(9,797)	(12,504)	(13,418)	(12,353)	(11,079)	(13,101)	(11,656)	(10,511)
Net income (loss) from discontinued operations	91,974	(19,536)	(6,847)	(27,370)	(12,019)	(14,659)	(15,688)	(3,843)
Basic and diluted earnings per share from continuing operations	(0.33)	(0.42)	(0.45)	(0.45)	(0.47)	(0.56)	(0.50)	(0.55)
Basic and diluted earnings per share from discontinuing operations	3.07	(0.65)	(0.23)	(1.00)	(0.51)	(0.63)	(0.67)	(0.07)

Following the reclassification of the results of the plasma collection activities and the Ryplazim® business as discontinued operations, the revenues include nominal amounts of royalty and rental revenues. R&D expenses declined since the first quarter of 2020 up until the middle of the second quarter of 2021 as we were benefiting from the CEWS and CERS government grants, which were partially offset by an increase in clinical trial expenses since the fourth quarter of 2020. Employee compensation expense in R&D declined in the first three quarters of 2020 as we reduced the number of employees and has remained relatively steady since. Administration expenses were impacted by higher directors’ and officers’ insurance, which increased in 2020, as a result of our Nasdaq listing. Increases in administration expenses were partially offset by the government grants. Both R&D and administration expenses are affected by fluctuations in share-based payment expenses.

The variations in the net loss from continuing operations over the last eight quarters were affected by R&D expenses and administration expenses variations as explained above. In addition, the following quarters were impacted by impairments of intangible assets: $0.3 million for the quarter ended June 30, 2021, and $1.1 million and $0.8 million for the quarters ended December 31, 2020 and 2019 respectively. Finally, during the quarter ended September 30, 2021, we recorded a gain of $5.1 million on the change in fair value of a warrant liability that is carried on the statement of financial position, which reduced the net loss from continuing operations during that period.

Net losses from discontinued operations fluctuated significantly over the last eight quarters in part because of the varying R&D and administration expenses but the main variations are due to significant events impacting the results, including the recording of impairment losses, $19.8 million and $11.6 million in the quarters ended December 31, 2020 and 2019, respectively, the recognition of an onerous contract provision expense of $21.9 million during the quarter ended June 30, 2021 and the impact of the sale transactions for the various businesses. In this regard, during the quarters ended December 31, 2019 and 2020, we recognized gains on the sale of the bioseparations business of $26.3 million and $3.4 million respectively. Additionally, during the quarters ended June 30 and September 30, 2021, we recognized a gain of $10.7 million and $129.8 million, respectively, for the sale of our certain subsidiaries in the plasma-derived therapeutics segment.

The basic and diluted loss per share from continuing operations remained fairly stable over the last eight quarters while the basic and diluted loss per share from discontinued operations varied in accordance with the loss from discontinued operations for each period.

Outstanding share data

We are authorized to issue an unlimited number of common shares. As of November 12, 2021, the Company had 31,042,560 common shares issued and outstanding, 1,928,701 options to purchase common shares and 8,067,469 warrants to purchase common shares outstanding.

Transactions between related parties (as defined per IAS 24, Related party disclosures)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not discussed in this MD&A. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter and nine months ended September 30, 2021, we recorded an interest expense of $1,065 and $3.2 million, and paid interest of $2.0 and $3.0, respectively on our loans with our parent, SALP. During the quarter and nine months ended September 30, 2021, we also recorded $36 and $181 thousand dollars, respectively, in legal expenses incurred by SALP that we were required to reimburse pursuant to the subscription agreement we signed with SALP on April 14, 2019. On October 1, 2021, we entered into a forbearance agreement with SALP and Thomvest Asset Management Ltd. to forbear the reimbursement of such legal fees incurred between October 1, 2021 and June 30, 2022, until the latter date.

Changes in accounting policies

New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied in our December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets or IAS 37 - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendment, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted.

Amendment to IFRS 9 Financial Instruments or IFRS 9 - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

Amendments to IAS 1, Presentation of Financial Statements (IAS 1) and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - IAS 1 has been revised to require entities to disclose their material accounting policies rather than their significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. In addition, IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

Amendments to IAS 12, Income taxes (IAS 12) - IAS 12 has been revised to clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

We are in the process of evaluating the impact of the above amendments on our financial statements.

Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by us and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

Liquidity and Capital Resources

Overview

Until recently, our funding requirements were driven by the costs associated with our small molecules and plasma-derived therapeutics segments as well as our corporate activities. With the completion of the divestment of our plasma-derived therapeutics activities, there will be very limited cash outflows relating to operational expenses of this former business with the exception of the continuing obligation we have towards a CDMO organization but which is no longer required as a result of the sale of the Ryplazim® business. The total commitment under this contract is $9.0 million per year up until August 2026. The Company is investigating different avenues to potentially reduce the impact of this contract on its future cash outflows.

As part of our divestiture activities, we received proceeds, net of selling costs, totalling $164.1 million at September 30, 2021, including for the sale of PPR, PPR USA, PBP and the proceeds for the sale of the PRV, with an addition $6.8 million received upon the sale of PBT which closed on October 15, 2021, totalising $170.9 million in aggregate. These inflows were partially offset by payments PBT made to PBP, which is now owned by Kedrion, of $45.8 million, one representing 30% of the net proceeds received for the PRV and another for future services. The net receipt was $125.1 million (US$100.2 million).

Going forward, our primary use of our cash for our operating activities will be for our small molecule research activities for which we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur costs associated with operating as a public company and we have cash requirements in relation to our debt obligations, including our obligations under our agreement with a CDMO.

Accordingly, until we can generate sufficient revenues to finance future cash requirement, it is likely that we will need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favourable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our R&D programs, clinical trials or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at September 30, 2021 and going concern

At September 30, 2021, we had $116.7 million in cash and a positive working capital position, i.e. current assets net of current liabilities of $113.3 million.

Considering our main activities continue to be related to the preclinical and clinical stage, our cash runway is dependent on the research programs currently underway and those planned to be undertaken in the short term. As the Company is still evaluating the results of the recently completed Phase 1 fezagepras MAD clinical trial and the progress of its other research programs, there is, at this time, insufficient information regarding the cost of those research programs for the upcoming 12 months. As such, there is uncertainty whether the Company’s current financial position will be sufficient to fund its operations for at least the next 12 months and it is possible that additional sources of funding will be required during this time.

Additional sources of funding may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, the monetization of non-core assets, or other sources.

Our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See the section titled “Risk Factors” contained in our SEC Reports for more information regarding the risks related to our funding needs.

The unaudited condensed interim financial statements as of September 30, 2021 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Cash Flow Analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the nine months ended September 30, 2021 and the corresponding period in 2020 are presented below.

	Nine months ended September 30
	2021	2020	Change
Cash flows used in operating activities	$(86,811)	$(49,200)	$(37,611)
Cash flows (used in) from financing activities	(7,185)	23,553	(30,738)
Cash flows from (used in) investing activities	164,549	(995)	165,544
Net change in cash and cash equivalents during the period	70,553	(26,642)	97,195
Net effect of currency exchange rate on cash and cash equivalents	1,068	1,393	(325)
Cash and cash equivalents, beginning of the period	45,075	61,285	(16,210)
Cash, end of the period	$116,696	$36,036	$80,660

Cash flows used in operating activities increased by $37.6 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020. The increase is mainly due to the payments made by PBT, to PBP owned by Kedrion at the time the payments were made, for past and future research and development services totaling $45.8 million. This was partially offset by lower operating expenses mainly because the cost for the different entities sold were only there for the portion of the nine months in 2021 when they were under our ownership. In addition, those operating expenses were reduced while we were awaiting the outcome of the FDA review of the BLA.

Cash flows used in financing activities increased by $30.7 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020 since we did not receive any proceeds from the issuance of long-term debt in 2021 when in 2020 we received $31.5 million from the combined issuance of the second term loan with SALP and the secured convertible debentures.

Cash flows from investing activities increased by $165.5 million during the nine months ended September 30, 2021 compared to the corresponding period in 2020 mainly due to the proceeds, net of selling costs of $164.1 million we received in connection with the divestiture of the plasma-derived therapeutics segment as of September 30, 2021.

Recent events

Secured convertible debt

On October 20, 2021, we exercised our right to convert the entirety of the secured convertible debentures, or SCD, having a balance of $2.7 million on the conversion date into 1,098,577 common shares of Liminal, using a conversion price of $2.42 (US$1.96) calculated as the volume weighted average trading price of the shares in the 5 trading days immediately preceding the conversion. For further details, see note 14 in our condensed interim consolidated financial statements for the quarter and nine months ended September 31, 2021.

Legal proceedings

We are, in the course of its business, subject to lawsuits and other claims. On April 15, 2019, we announced our intention to enter into a series of related arrangements to restructure its outstanding indebtedness, reduce our interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of its development (collectively, the “Refinancing Transactions”).

On March 2, 2021, we were served with an action instituted by multiple individual shareholder plaintiffs (the “Plaintiffs”) against us, SALP, Thomvest, Consonance Capital Management LP (“Consonance”), as well the directors (the “Directors”) that were on our Board on March 31, 2019 or on April 15, 2019 and certain of our officers (the “D&Os”, together with us, SALP, Thomvest and Consonance, (the “Defendants”). Such action was publicly disclosed on March 24, 2021. On November 2, 2021, we received service of an amended proceeding.

The Plaintiffs’ request in damages has gone from almost $700 million initially to almost $950 million in damages, approximately $905 million of which is based on the loss of future value of our shares.

We believe that the Plaintiffs’ claims are completely without merit and we intend to vigorously defend ourself against them. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on our operating results or financial performance. No provisions have been recorded in the interim financial statements in regards to these claims.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2020 and in the program overview section of the MD&A.

Trend Information

Other than as disclosed elsewhere in this MD&A, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to September 30, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the following sections in our Annual Report: “Item 4.B.—Business overview”, “Item 5.A.—Operating results”, “Item 5.B.—Liquidity and capital resources”.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at September 30, 2021 are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$7,447	$7,447	$—	$—	$—	$7,447
Other Long-term liabilities	99	—	51	51	203	305
Lease liabilities	22,275	6,315	10,648	9,595	-	26,558
Long-term debt	40,890	6,597	45,292	—	—	51,889
Provisions	21,840	3,394	9,064	9,831	-	22,289
	$92,551	$23,753	$65,055	$19,477	$203	$108,488

1) Under the terms of the consolidated loan agreement we have with SALP, SALP may decide to cancel a portion of the principal value of the loans as payment upon the exercise of their 168,735 warrants #10 and 3,947,367 November 2020 warrants. The maximum repayment due on the loan has been included in the above table.

The warrant liability, a financial liability presented in the consolidated statement of financial position was excluded from this table since it entails no cash disbursement on our part. It could generate cash proceeds if the warrants are exercised.

In the consolidated statement of financial position at September 30, 2021, there are liabilities of a disposal group held for sale of $2.2 million that are not presented in the above table since with the closing of the sale of PBT on October 15, 2021, those obligations have been transferred to the buyer on that date.

Commitments

Our commitments have materially changed from those disclosed in the MD&A for the year ended December 31, 2020, mainly has a result of the reduction in the number of years we are committed to under the CDMO contract as we availed ourselves of the 5-year early cancellation notification period and since the second quarter of 2020, the non-lease portion of this commitment is recorded as a provision on the consolidated statement of financial position. What we consider the lease portion of the contract for accounting purposes has been reflected in the financial statements under lease liabilities and this liability has also been reduced following the cancellation notice. We have no other significant commitments.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and nine months ended September 30, 2021 include income, expense, gains and losses relating to financial instruments:

•	change in fair value of financial instruments measured at fair value through profit or loss;
•	loss on extinguishment of liabilities
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, it and arises principally from the Company’s cash and cash equivalents, receivables. The carrying amount of the financial assets represents our maximum credit exposure.

Our exposure to credit risk is generally limited since we have limited revenues and thus limited accounts receivable. We mitigate credit risk through a credit risk assessment, when credit is granted and subsequently at each reporting period.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of our financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. Outside of Canada, we operate in the U.K. and a portion of our expenses incurred are in pounds sterling (£) and U.S. dollars. In addition, we have suppliers that we must pay in various other currencies, namely in U.S. dollars and pounds sterling (£). Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents, receivables, trade and other payables, lease liabilities and provisions. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer (CEO) and Principal Financial Officer (PFO) have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting or ICFR are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and PFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and PFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at September 30, 2021.

There have been no changes in the Company’s ICFR that occurred during the quarter and six months ended September 30, 2021 that have materially affected or are reasonably likely to materially affect its ICFR.